INVESTMENT COMPANY BLANKET BOND

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA
(A stock Insurance Company, herein Called the Underwriter)
DECLARATIONS
Item 1.	Name of Insured	Amidex Funds, Inc.	BOND NUMBER

	Principal Address:	Chortwell Suite	6214099
		2621 Van Buren Avenue
		Norristown PA 19403

		(Herein called the Insured)

Item 2.	Bond Period from 12:01 a.m. on 3/15/2007 to 12:01 a.m. on 3/15/2008

	The effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of the said dates.

Item 3.	Limit of Liability -
	Subject to Section 9, 10, and 12 hereof:

		Limit of Liability	Deductible Amount
	Insuring Agreement A - FIDELITY	$300,000	$0
	Insuring Agreement B - AUDIT EXPENSE	$25,000	$5,000
	Insuring Agreement C - ON PREMISES	$300,000	$5,000
	Insuring Agreement D - IN TRANSIT	$300,000	$5,000
	Insuring Agreement E - FORGERY OR ALTERATION	$300,000	$5,000
	Insuring Agreement F - SECURITIES	$300,000	$5,000
	Insuring Agreement G - COUNTERFEIT CURRENCY	$300,000	$5,000
	Insuring Agreement H - STOP PAYMENT	$25,000	$5,000
	Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000

OPTIONAL COVERAGES ADDED BY RIDER:

	Insuring Agreement J - COMPUTER SYSTEMS	$300,000	$5,000
	Insuring Agreement K - UNAUTHORIZED SIGNATURES	$25,000	$5,000
	Insuring Agreement L - AUTOMATED PHONE SYSTEMS	Not Covered	Not Covered
	Insuring Agreement M - TELEFACSIMILE	Not Covered	Not Covered

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.
Office or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All other Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:
No exceptions

Item 5.	The Liability of the Underwriter is subject to the terms of the following riders attached hereto: 1-4

Item 6.
The Insured by the acceptance of this bond gives notice to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.

By:
Authorized Representative

MARSH	Marsh Affinity Group Services
a service of Seabury & Smith, Inc..
P.O. Box 14521
Des Moines, IA 50306-4521

DATE of ISSUE: January 23, 2007

CONDITIONAL BINDER	NO: 6214099

Theodore Liftman Insurance, Inc. 101 Federal Street Boston, MA 02110-1800

INSURED Amidex Funds, Inc.

INSURED BY:	ANNUAL PREMIUM	EFFECTIVE DATE
National Union Fire Insurance	$1135.00	03/15/2007 12:01 AM
Company of Pittsburgh, PA

Insurina Agreement	Limit	Deductible
C, D, E, F, G, J	$300,000	$5,000
B,H,I,K	$25,000	$5,000
A	$300,000	$0

This Binder shall expire and be of no further force or effect on the earlier of the Binder Expiration date stated below or the date of issuance of said "policy".

If premium payment is not received prior to the expiration date of this binder, the binder is null and void and coverage will be cancelled back to the effective date of this binder.

BINDER EXPIRATION DATE: 05/04/07

Authorized Agent Signature

Certificate of President
Amidex Funds, Inc.
Regarding Fidelity Bond

The undersigned, being the duly elected, qualified and acting President of the Amidex Funds, Inc., a corporation under the laws of state of Maryland (the “Fund”), hereby certifies that attached hereto is a true and complete copy of resolution that was approved in substantially the form attached hereto by the Board of Directors of the Fund at a meeting held by telephone on January 22, 2007 at which a quorum was present and voted in favor thereof, and that said resolutions have not been revoked or amended and are now in full force and effect.

IN WITNESS WHEREOF, the undersigned has executed this certificate as President of the said Fund on this 9th day of March, 2007.

Amidex Funds, Inc. /s/ Clifford A. Goldstein Clifford A .Goldstein, President

Amidex Funds, Inc.

Minutes of the Meeting of the Board of Directors held by telephone on January 22, 2007

Approval of Fidelity Bond Coverage
After discussion, upon motion duly made and seconded, it was unanimously:

RESOLVED, that the Board of Directors hereby approves the renewal of the Funds’ Fidelity Bond Coverage provided by Union Fire Insurance Company of Pittsburgh, PA under policy # 6214099 in the amount of $300,000 and authorizes payment of the Funds’ proportionate share of the premium which is $1,254.00.